Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	March 31, 2022 $	December 31, 2021 $

Assets

Current assets
Cash	60,124	67,152
Trade and other receivables (note 3)	1,840	1,412
Inventory (note 4)	7,802	7,413
Prepaid expenses and deposits	885	1,148
Total current assets	70,651	77,125

Trade and other receivables (note 3)	3,667	3,622
Property and equipment (note 5)	971	788
Intangible assets (note 6)	1,187	1,435
Right-of-use assets (note 7)	1,070	1,116
Goodwill	2,728	2,689

Total assets	80,274	86,775

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,778	3,180
Deferred revenue	627	477
Provisions	101	87
Derivative financial instrument	99	161
Lease liabilities (note 8)	251	250
Total current liabilities	3,856	4,155

Deferred revenue	869	875
Lease liabilities (note 8)	1,085	1,127

Total liabilities	5,810	6,157

Shareholders’ Equity

Share capital (note 9)	222,797	219,579
Contributed surplus	18,122	16,986
Accumulated other comprehensive income	2,453	4,746
Deficit	(168,908)	(160,693)

Total Shareholders’ Equity	74,464	80,618

Total Liabilities and Shareholders’ Equity	80,274	86,775

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

In USD (000s)

(Unaudited)

	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $

Revenue (note 11)
Capital equipment	340	234
Recurring - non-capital	1,024	477
	1,364	711
Cost of sales (note 12)	928	459
Gross profit	436	252

Operating expenses (note 12)
Research and development	3,180	3,105
General and administrative	2,346	2,132
Selling and distribution	2,202	1,587
Total operating expenses	7,728	6,824

Operating Loss	7,292	6,572

Net finance costs (note 13)	892	900

Loss before taxes	8,184	7,472

Income taxes	31	27

Net loss attributed to shareholders for the period	8,215	7,499

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	2,293	985

Net loss and comprehensive loss for the period	10,508	8,484

Loss per share (note 14)
Basic and diluted loss per common share	0.40	0.37

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total $

Balance – January 1, 2021	20,208,948	211,527	11,250	4,567	(129,994)	97,350

Net loss for the period	-	-	-	-	(7,499)	(7,499)
Cumulative translation adjustment – net of tax of $nil	-	1,919	145	(985)	-	1,079
Exercise of share options	32,970	434	(170)	-	-	264
Exercise of warrants	98,301	1,392	(251)	-	-	1,141
Share-based compensation (note 10)	-	-	1,097	-	-	1,097
Balance – March 31, 2021	20,340,219	215,272	12,071	3,582	(137,493)	93,432

Balance – January 1, 2022	20,776,217	219,579	16,986	4,746	(160,693)	80,618

Net loss for the period	-	-	-	-	(8,215)	(8,215)
Cumulative translation adjustment – net of tax of $nil	-	3,210	263	(2,293)	-	1,180
Exercise of share options	3,300	8	(2)	-	-	6
Share-based compensation (note 10)	-	-	875	-	-	875
Balance – March 31, 2022	20,779,517	222,797	18,122	2,453	(168,908)	74,464

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $

Operating activities
Net loss for the period	(8,215)	(7,499)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	154	102
Amortization of intangible assets (note 6)	265	242
Depreciation of right-of-use assets (note 7)	60	81
Share-based compensation (note 10)	875	1,097
Interest and accretion expense (note 13)	16	22
Deferred revenue	127	193
Change in fair value of derivative financial instrument	(77)	(21)
Interest income on trade and other receivables (note 13)	(44)	-
Changes in non-cash working capital balances
Trade and other receivables	(365)	1,089
Prepaid expenses and deposits	273	322
Inventory	(631)	(2,149)
Accounts payable and accrued liabilities	(433)	(645)
Provisions	13	(35)
Income taxes payable	-	(13)
Foreign exchange on cash	123	943
Net cash flow used in operating activities	(7,859)	(6,271)

Investing activities
Purchase of property and equipment	-	(32)
Purchase of intangible assets	-	(149)
Total cash used in investing activities	-	(181)

Financing activities
Payment of other liabilities	-	(99)
Proceeds from share options exercised	6	264
Proceeds from warrants exercised	-	1,141
Payment of lease liabilities	(81)	(105)
Total cash from financing activities	(75)	1,201

Net change in cash during the period	(7,934)	(5,251)
Foreign exchange on cash	906	(149)
Cash – Beginning of period	67,152	83,913
Cash – End of period	60,124	78,513

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2022
In USD (000s)
(Unaudited)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Canada.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS.

The Board of Directors approved these consolidated financial statements on May 9, 2022. These consolidated financial statements comply with IFRS.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument which is measured at fair value.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

(1)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2022
In USD (000s)
(Unaudited)

Further, from an operational perspective, the Company’s employees, direct sales and marketing teams and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Company does business, may also be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures, which could result in an adverse impact on the Company’ ability to conduct its businesses, including its ability to cultivate adoption of the TULSA-PRO® technology, support clinical trials, support clinical customers with the TULSA-PRO® procedures and increase the utilization of the systems and one-time-use devices.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO® and SONALLEVE® systems and the one-time-use devices related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new system user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new system user sites. The Company continues to evaluate the current and potential impact of the COVID-19 pandemic on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations.

The financial impacts from COVID-19 during the period has affected Profound’s ability to collect payments due to continuous lockdowns and hospital restrictions, which have impeded our efforts to install our systems and has delayed corresponding collections. Profound continues to work with local authorities and team members located within these countries to help expedite the process.

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	March 31, 2022 $	December 31, 2021 $

Trade receivables	5,176	4,592
Tax receivables	329	407
Other receivables	2	35
Total trade and other receivables	5,507	5,034
Less: Current portion	1,840	1,412
Long-term portion	3,667	3,622

Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At March 31, 2022 and December 31, 2021 there were no trade receivables that were past due.

(2)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2022
In USD (000s)
(Unaudited)

Management continually reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to the ongoing COVID-19 pandemic and access to customer locations, certain trade and other receivables are expected to have a longer repayment term due to the payment term being based on installation of the device. The Company recognized $44 of interest income for the three months ended March 31, 2022 ($nil for the three months ended March 31, 2021). Those trade and other receivables that are anticipated to be collected after one year are classified as non-current.

4	Inventory

	March 31, 2022 $	December 31, 2021 $

Finished goods	5,548	5,114
Raw materials	2,267	2,306
Inventory provision	(13)	(7)
Total inventory	7,802	7,413

During the three months ended March 31, 2022, $627 (three months ended March 31, 2021 - $440) of inventory was recognized in cost of sales. The Company increased its inventory provision by $6 during the three months ended March 31, 2021 (decreased for the three months ended March 31, 2021 - $3). There were no other inventory writedowns charged to cost of sales during the period ended March 31, 2022.

5	Property and equipment

Property and equipment consists of the following:

	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2022
Cost	578	1,077	1,655
Accumulated depreciation	(292)	(575)	(867)
Net book value	286	502	788

Three months ended March 31, 2022
Opening net book value	286	502	788
Additions	-	331	331
Foreign exchange	4	2	6
Depreciation	(15)	(139)	(154)
Closing net book value	275	696	971

At March 31, 2022
Cost	578	1,418	1,996
Accumulated depreciation	(303)	(722)	(1,025)
Net book value	275	696	971
(3)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2022
In USD (000s)
(Unaudited)

6	Intangible assets

Intangible assets consists of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2022
Cost	231	978	3,456	681	5,346
Accumulated amortization	(66)	(208)	(3,039)	(598)	(3,911)
Net book value	165	770	417	83	1,435

Three months ended March 31, 2021
Opening net book value	165	770	417	83	1,435
Foreign exchange	4	15	-	(2)	17
Amortization	(6)	(48)	(177)	(34)	(265)
Closing net book value	163	737	240	47	1,187

As at March 31, 2022
Cost	231	978	3,456	681	5,346
Accumulated amortization	(68)	(241)	(3,216)	(634)	(4,159)
Net book value	163	737	240	47	1,187

7	Right-of-use assets

Leased premises $

As at January 1, 2022
Cost	1,918
Accumulated depreciation	(802)
Net book value	1,116

Three months ended March 31, 2022
Opening net book value	1,116
Foreign exchange	14
Depreciation	(60)
Closing net book value	1,070

As at March 31, 2022
Cost	1,838
Accumulated depreciation	(768)
Net book value	1,070

The Company leases office premises in Mississauga, Canada and Beijing, China. These lease agreements are typically entered into for three to ten-year periods.

(4)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2022
In USD (000s)
(Unaudited)

8	Lease liabilities

	March 31, 2022 $	December 31, 2021 $

Balance – Beginning of period	1,377	1,676
Repayments	(81)	(386)
Foreign exchange	24	2
Addition	-	18
Interest and accretion expense	16	67
Balance – End of Period	1,336	1,377
Less: Current portion	251	250
Long-term portion	1,085	1,127

9	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	March 31, 2022 $	December 31, 2021 $

20,779,517 (December 31, 2021 – 20,776,217) common shares	222,797	219,579

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price C$	Weighted average remaining contractual life (years)

Balance - January 1, 2021 & March 31, 2022	724,983	13.81	0.98

10	Share-based payments

Share options

Compensation expense related to share options for the three months ended March 31, 2022 was $497 (three months ended March 31, 2021 – $1,080).

(5)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2022
In USD (000s)
(Unaudited)

A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2022	2,092,596	16.90
Exercised	(3,300)	2.40
Forfeited/expired	(201,617)	17.78
Balance - March 31, 2022	1,887,679	16.83

The following table summarizes information about the share options outstanding as at March 31, 2022:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

2.01 – 4.00	3,000	1.17	3,000
8.01 – 10.00	406,780	6.23	307,831
10.01 – 12.00	135,801	6.18	113,450
12.01 – 14.00	8,300	4.37	8,300
14.01 – 16.00	285,777	7.03	153,081
16.01 – 18.00	483,500	8.17	242,416
20.01 – 22.00	1,400	8.39	550
22.01 – 24.00	461,221	9.03	3,126
24.01 – 26.00	90,900	8.68	30,159
28.01 – 30.00	11,000	8.95	2,750
	1,887,679	8.43	864,663

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three months ended March 31, 2022 was $378 (three months ended March 31, 2021 – $17).

A summary of the RSUs changes during the period are set forth below:

	Number of RSUs	Weighted average remaining contractual life (years)

Balance - January 1, 2022	232,317	2.45
Forfeited	(18,334)	2.07
Balance - March 31, 2022	213,983	2.38

(6)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2022
In USD (000s)
(Unaudited)

11	Revenue

	Three months ended March 31,
	2022 $			2021 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Capital equipment	340	-	340	234	-	234
Recurring - non-capital	894	130	1,024	393	84	477
	1,234	130	1,364	627	84	711

12	Nature of expenses

	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $

Production and manufacturing costs	599	178
Salaries and benefits	3,968	2,718
Consulting fees	1,123	1,065
Research and development expenses	244	708
Sales and marketing expenses	258	162
Amortization and depreciation	479	425
Share-based compensation	875	1,097
Rent	97	68
Software/hardware	231	152
Insurance	310	315
Other expenses	472	395
	8,656	7,283

13	Net finance costs

	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $

Change in fair value of derivative financial instrument	(77)	(21)
Lease liability interest expense (note 8)	16	22
Interest income	(34)	(48)
Interest income on trade and other receivables (note 3)	(44)	-
Foreign exchange loss	1,031	947
	892	900

(7)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2022
In USD (000s)
(Unaudited)

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in US dollars.

				March 31, 2022
	US dollars $	Euro $	Canadian dollars $	Renminbi $	Total $

Cash	43,761	1,793	14,497	73	60,124
Trade and other receivables	4,938	569	-	-	5,507
Accounts payable and accrued liabilities	(81)	(643)	(2,036)	(18)	(2,778)
Lease liabilities	-	-	(1,330)	(6)	(1,336)

As at March 31, 2022, if foreign exchange rates had been 5% higher, with all other variables held constant, comprehensive loss would have been $645 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities. The Company does not use derivatives to reduce exposure to foreign currency risk.

14	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended March 31, 2022	Three months ended March 31, 2021

Net loss for the period	$8,215	$7,499
Weighted average number of common shares	20,776,437	20,276,983
Basic and diluted loss per share	$0.40	$0.37

Of the 1,887,679 (March 31, 2021 – 1,490,671) share options, 213,983 (March 31, 2021 – 8,717) RSUs and 724,983 (March 31, 2021 – 1,125,443) warrants not included in the calculation of diluted loss per share for the period ended March 31, 2022, 1,589,646 (March 31, 2021 – 1,593,702) were exercisable.

(8)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2022
In USD (000s)
(Unaudited)

15	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended March 31, 2022 $	Three months ended March 31, 2021 $

Salaries and employee benefits	759	821
Directors’ fees	63	55
Share-based compensation	156	542
	978	1,418

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

16	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

For the three-months ended March 31, 2022:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	340	-	-	340
Recurring - non-capital	130	613	281	1,024
	470	613	281	1,364

For the three-months ended March 31, 2021:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	234	-	-	234
Recurring - non-capital	49	227	201	477
	283	227	201	711

(9)

Profound Medical Corp.
Notes to Interim Condensed Consolidated Financial Statements
March 31, 2022
In USD (000s)
(Unaudited)

Other financial information by segment as at March 31, 2022:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	73,358	3,380	745	97	2,694	80,274
Goodwill and intangible assets	3,915	-	-	-	-	3,915
Property and equipment	407	564	-	-	-	971
Right-of-use assets	1,063	-	-	7	-	1,070
Amortization of intangible assets	265	-	-	-	-	265
Depreciation of property and equipment	89	65	-	-	-	154
Depreciation of right-of-use assets	57	-	-	3	-	60

Other financial information by segment as at December 31, 2021:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	81,529	2,068	1,445	81	1,652	86,775
Goodwill and intangible assets	4,124	-	-	-	-	4,124
Property and equipment	490	298	-	-	-	788
Right-of-use assets	1,106	-	-	10	-	1,116
Amortization of intangible assets	1,029	-	-	-	-	1,029
Depreciation of property and equipment	408	110	-	-	-	518
Depreciation of right-of-use assets	234	-	-	8	90	332

(10)